January 9, 2018

BY EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attention: Jessica Livingston

Re:    ASB Hawaii, Inc.
Registration Statement on Form 10-12B (File No. 001-36902)
Application for Withdrawal

Ladies and Gentlemen:

ASB Hawaii, Inc. (the “Company”) hereby withdraws, together with all exhibits and amendments thereto, the above-referenced Registration Statement that it filed with the Securities and Exchange Commission (the “Commission”) on March 30, 2015 and amended on April 1, 2016 and May 4, 2016. The Registration Statement has not yet been declared effective by the Commission and is being withdrawn because the spin-off transaction described therein has been abandoned by the propose parties thereto.

Sincerely,
/s/ Gregory C. Hazelton